                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a) (Amendment No. 3)

                      Dairy Mart Convenience Stores, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   233860303
--------------------------------------------------------------------------------
                                (CUSIP Number)

    Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 21, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 233860303                                         Page 2 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Turkey Vulture Fund XIII, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7
     NUMBER OF
                          730,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          730,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      730,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 233860303                                         Page 3 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard M. Osborne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            730,200 (held by Turkey Vulture Fund XIII, Ltd. of
                          which Mr. Osborne is the sole manager)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          730,200 (held by Turkey Vulture Fund XIII, Ltd. of
                          which Mr. Osborne is the sole manager)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      730,200 (held by Turkey Vulture Fund XIII, Ltd. of which Mr. Osborne is the sole manager)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 233860303                                        Page 4 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank Colaccino
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          130,745
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          130,745
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      130,745
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 233860303                                         Page 5 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven A. Calabrese
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 233860303                                         Page 6 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark D. Grossi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 233860303                                         Page 7 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John R. Macso
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 233860303                                         Page 8 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas J. Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 233860303                                           Page 9 of 15 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles F. Valentine
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 233860303                                          Page 10 of 15 Pages


This Amendment No. 3 to Schedule 13D is filed for the purpose of reporting the formation of the Committee of Dissatisfied Dairy Mart Stockholders and the Committee's proposal of nominees for election to the Board of Directors of Dairy Mart Convenience Stores, Inc., a Delaware corporation ("Dairy Mart").

This Amendment No. 3 amends the original Schedule 13D filed on behalf of Turkey Vulture Fund XIII, Ltd., dated August 9, 2001, Amendment No. 1 to Schedule 13D, dated September 4, 2001, and Amendment No. 2 to Schedule 13D, dated September 5, 2001. Items 2, 4, 5, 6 and 7 of the original Schedule 13D are amended and supplemented in this Amendment No. 3.


Item 2.   Identity and Background

(a) This report is filed by: (i) Richard M. Osborne and Frank Colaccino, who have formed the Committee of Dissatisfied Dairy Mart Stockholders (the "Committee"); (ii) the Committee's proposed nominees for election to the Board of Directors of Dairy Mart, who, in addition to Messrs. Colaccino and Osborne, are Steven A. Calabrese, Mark D. Grossi, John R. Macso, Thomas J. Smith and Charles F. Valentine (sometimes referred to herein as the "Director Nominees"); and (iii) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, of which Mr. Osborne is the sole manager (the "Fund," and collectively with the Committee and the Director Nominees, sometimes referred to herein as the "Reporting Persons"). Messrs. Colaccino and Osborne formed the Committee and plan to propose the Director Nominees for election to the Board of Directors of Dairy Mart because of their overwhelming dissatisfaction with the current Board of Directors and Dairy Mart's dismal financial performance culminating in the company's recently filed bankruptcy. See Item 4 below for additional information about the Committee and the Director Nominees.

(b) Mr. Osborne's business address, and the address of the Fund, is 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Colaccino's business address is 360 Bloomfield Avenue, #208, Windsor, Connecticut 06095. Mr. Calabrese's business address is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115. Mr. Grossi's business address is 1215 Superior Avenue, Cleveland, Ohio 44114. Mr. Macso's residence address is 970 Robinwood Hills Drive, Akron, Ohio 44333. Mr. Smith's business address is 8500 Station Street, Suite 100, Mentor, Ohio 44060. Mr. Valentine's business address is 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124.

(c) Mr. Osborne is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. The principal business of the Fund is to acquire, hold, sell and otherwise invest in all types of securities and other instruments. Mr. Osborne is the sole manager of the Fund. Mr. Colaccino is President of the Colvest Group, Ltd., which is engaged in the business of purchasing and managing its own portfolio of commercial real estate as well as venture capital investing and investing in public companies. Mr. Calabrese is managing partner of Calabrese, Racek and Markos, Inc., CRM Construction, Inc. and CRM Environmental Services, Inc., firms

                                 SCHEDULE 13D
CUSIP No. 233860303                                          Page 11 of 15 Pages


     which specialize in evaluation, management, construction and environmental assessment services for commercial and industrial real estate. Calabrese, Racek, and Markos, Inc. is located at 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115. Mr. Grossi is Executive Vice President and a director of Charter One Financial, Inc., a publicly-traded savings and loan holding company, and Executive Vice President and Chief Retail Banking Officer of its subsidiary, Charter One Bank, located at 1215 Superior Avenue, Cleveland, Ohio 44114. Mr. Macso is Chairman of the Board of Mobile Consultants, Inc., a subsidiary of FirstMerit Corporation, which provides consulting services in the financing and servicing of manufactured housing loans. Mr. Smith is President, Chief Operating Officer and a director of Liberty Self-Stor, Inc., an owner and operator of self-storage facilities located at 8500 Station Street, Suite 100, Mentor, Ohio 44060. Mr. Valentine is Executive Vice President and a director of FirstMerit Corporation, a regional bank holding company which provides banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers, and Executive Vice President of its subsidiary, First Merit Bank, N.A., located at 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124.

(d)  Negative with respect to the Reporting Persons.

(e)  Negative with respect to the Reporting Persons.

(f) Each of the Reporting Persons is a citizen of the United States of America, other than the Fund, which is an Ohio limited liability company.


Item 4.   Purpose of Transaction

Messrs. Osborne and Colaccino formed the Committee of Dissatisfied Dairy Mart Stockholders because of our overwhelming dissatisfaction with Dairy Mart's board. In only the first three quarters of this fiscal year, Dairy Mart had a net loss of $39.5 million, and has lost a staggering $91.9 million since fiscal 1995. After years of unmitigated losses, Dairy Mart missed a required $4.5 million interest payment due on September 17, 2001, culminating in the company's Chapter 11 bankruptcy filing on September 24, 2001. In addition, Dairy Mart's stock was delisted from the American Stock Exchange on October 22, 2001 and now trades on the pink sheets -- when it trades at all -- for pennies.

Mr. Osborne has met with Dairy Mart's CEO and Chairman to offer his assistance. He requested that the trustee monitoring the bankruptcy allow him to form an equity committee to represent stockholders' interests through the course of the bankruptcy. His efforts to affect positive change were rebuffed. We hold the incumbent Board of Directors responsible for Dairy Mart's dismal financial performance and do not believe that the board members that led Dairy Mart into bankruptcy should remain at the helm.

We are proposing a slate of nominees for election to the board at the next meeting of stockholders. However, Dairy Mart has not held a stockholders' meeting for over a year. Therefore, on December 20, 2001, Mr. Colaccino, Mr. Osborne and William Lannon, a Dairy Mart stockholder, filed an

                                 SCHEDULE 13D
CUSIP No. 233860303                                          Page 12 of 15 Pages


action against Dairy Mart in the Delaware Court of Chancery in Newcastle County to compel the board to schedule the legally required meeting to elect directors. The action is titled Frank Colaccino, Richard M. Osborne and William Lannon v. Dairy Mart Convenience Stores, Inc., case no. 19322 NC.

On December 21, 2001, we sent a letter to the stockholders of Dairy Mart to notify them of our plans. We also filed the letter with the SEC and it is available for free at the SEC's website (www.sec.gov). We will prepare and mail our proxy materials to all Dairy Mart stockholders once the court sets a meeting date. The Fund requested an updated stockholder list from Dairy Mart on December 27, 2001 to allow us to continue to communicate effectively with stockholders and provide them with our proxy materials.

Dairy Mart has a shareholder rights plan, also known as a poison pill, that would be triggered if any "person" acquired beneficial ownership of 15% or more of the company's outstanding common stock. "Person" is defined broadly in the plan to include a group of individuals acting with a common purpose. However, under its own terms, the poison pill is not triggered by the formation of a committee to solicit Dairy Mart's stockholders for the election of director nominees if the group members retain the right at any time to withdraw as a nominee or member of the committee, and to withhold or revoke any vote or proxy for or against any nominee for director. Each Committee member and Director Nominee retains the right to withdraw as a nominee or member of the Committee, and to withhold or revoke any vote or proxy for or against any nominee. Therefore, the poison pill should not be triggered by the formation of the Committee.

Mr. Colaccino served as a member of Dairy Mart's board and as President and CEO from 1988 to 1994. In 1994 a dispute concerning the direction of the company arose between Mr. Colaccino and several of Dairy Mart's other directors, who also served with Mr. Colaccino as the indirect co-general partners of DM Associates Limited Partnership, a partnership which at that time held a controlling voting interest in Dairy Mart. As a result of the dispute, Mr. Colaccino was ousted as President and CEO of Dairy Mart on August 25, 1994. Both Mr. Colaccino and Dairy Mart commenced legal proceedings in connection with these disputes. These proceedings were resolved pursuant to a settlement agreement dated January 27, 1995, at which time Mr. Colaccino resigned as a member of Dairy Mart's board. In April of 2000, Mr. Colaccino, along with seven other Dairy Mart stockholders, formed the Committee of Concerned Dairy Mart Shareholders and initiated a proxy solicitation to elect the committee's nominees to Dairy Mart's board. Prior to the election, then Dairy Mart CEO Robert B. Stein, Jr. assured Mr. Colaccino that the company would be sold, and based on this the committee entered into a settlement agreement with Dairy Mart on May 21, 2001. Pursuant to the settlement, the committee withdrew its nominees and the company reimbursed the committee for $150,000 of its solicitation expenses. The failure of the proposed sale and Dairy Mart's continued dismal performance convinced Mr. Colaccino that a change in the company's board is necessary and he joined Mr. Osborne to form the Committee of Dissatisfied Dairy Mart Stockholders.


We have summarized above our present intentions relating to Dairy Mart. However, we may modify our proposals and intentions based upon developments in the bankruptcy, discussions with management, actions of management or other conditions.

None of us have any present intention to sell our Dairy Mart stock or to acquire additional shares. However, each of us may sell or purchase additional shares of Dairy Mart's stock in the open market or in privately negotiated transactions from time to time.

                                 SCHEDULE 13D
CUSIP No. 233860303                                          Page 13 of 15 Pages


Except as described in this Schedule 13D, we have no present plans or intentions that relate or that would result in any of the transactions described in clauses
(a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

(a) By forming the Committee of Dissatisfied Dairy Mart Stockholders and proposing the Director Nominees for election to the Board of Directors of Dairy Mart, the Reporting Persons may be considered to be a "group," as described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Because the Reporting Persons may be considered a "group," the group could be deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of all of the shares of Dairy Mart stock held by the Reporting Persons. In addition, each of the Reporting Persons could be deemed to share indirect beneficial ownership of the shares of Dairy Mart's stock owned by each of the other Reporting Persons. However, each of the Reporting Persons disclaims any beneficial ownership of the shares of Dairy Mart's stock owned by the other Reporting Persons.

     Based on Dairy Mart's most recently available filing with the Securities and Exchange Commission, there are 5,006,039 shares of Dairy Mart's stock outstanding. The Fund owns 730,200 shares of Dairy Mart's stock, or 14.6% of the outstanding shares. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own all the shares of Dairy Mart's stock held by the Fund. Mr. Colaccino owns 130,745 shares of Dairy Mart's stock, or 2.6% of the outstanding shares. None of the other Reporting Persons own any shares of Dairy Mart's stock.

(b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the shares of Dairy Mart's stock owned by the Fund. Mr. Colaccino has the sole power to vote and to dispose, or to direct the disposition of, his shares of Dairy Mart's stock.

(c)  Not Applicable.

(d)  Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Messrs. Osborne and Colaccino have formed the Committee and proposed the Director Nominees for election to Dairy Mart's Board of Directors as more fully described in Item 4 above.


Item 7.   Materials to be Filed as Exhibits

Exhibit 7.2  Agreement of Joint Filing

                                 SCHEDULE 13D
CUSIP No. 233860303                                          Page 14 of 15 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 7, 2002                       TURKEY VULTURE FUND XIII, LTD.


                                             /s/ Richard M. Osborne
                                             -----------------------------------
                                             By Richard M. Osborne, Manager

Dated: January 7, 2002                       /s/ Richard M. Osborne
                                             -----------------------------------
                                             Richard M. Osborne


Dated: January 7, 2002                       /s/ Frank Colaccino
                                             -----------------------------------
                                             Frank Colaccino


Dated: January 7, 2002                       /s/ Steven A. Calabrese
                                             -----------------------------------
                                             Steven A. Calabrese


Dated: January 7, 2002                       /s/ Mark D. Grossi
                                             -----------------------------------
                                             Mark D. Grossi


Dated: January 7, 2002                       /s/ John R. Macso
                                             -----------------------------------
                                             John R. Macso


Dated: January 7, 2002                       /s/ Thomas J. Smith
                                             -----------------------------------
                                             Thomas J. Smith


Dated: January 7, 2002                       /s/ Chuck Valentine
                                             -----------------------------------
                                             Chuck Valentine